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Women-ownedMinority-owned
Feathered Serpent Brewery

Brewpub

15834 Main st
La Puente, CA 91744
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Feathered Serpent Brewery is seeking investment to reopen our brewpub in Oldtown La Puente.
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OUR STORY

Feathered Serpent Brewery opened in July 2019 in San Dimas, Ca. After only being open a couple of years, we were approached by the city of La Puente with an opportunity to bring Feathered Serpent Brewery to their city to help revitalize their sleepy downtown.

After meeting with the city's leadership and landlord of the building we felt this was a great opportunity for us and the community of La Puente. We are Latino owned and branded and we would be a perfect fit for a mostly Latino demographic in La Puente.
Our vision is not only to brew beautifully crafted beer, but also share our Chicano culture with the craft beer community. Feathered Serpent Brewery will serve as the community's local gathering place, and source of local identity and pride. We hope to be the catalyst that brings in more economic development and life to downtown La Puente.
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Our mission is to bring Chicano Culture to Craft Beer.

With over 9000 breweries in the US less than 10% are minority owned and 2% are Latino owned.

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HIGHLIGHTS

2019: Opened first brick and mortar location
Grew Brand
Community events: San Dimas Beer and Wine Walk, San Dimas Christmas Event, San Dimas Birthday Celebration
Collaborations: IE Brew Witches, Beerthuglife, Norwalk Brewhouse, San Gabriel Valley USC Alumni, Sacred Heart Catholic School
Annual Day of the Dead Celebration
Made it through covid closures
Feb 2022: Began our transition from San Dimas to La Puente
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OUR SPACE

Our location is 3300 sq ft that will include brewery, kitchen, and taproom with a capacity of 80 persons.

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WORK IN PROGRESS
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BUSINESS MODEL

We are excited that our new brewery will also include a kitchen! Having food options is not only another stream of income but also increases beer sales. The restaurant will offer casual dining with the menu offering craft Mexican fusion plates.

Onsite sale from Brewery and Restaurant
Canned Beer and Food to go
Future beer distribution to bars, restaurants, store shelves
Closest brewery with a kitchen is 20 miles away
Beer and Food pairing
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THE TEAM
Aurelio Ramirez
Founder

Aurelio Ramirez was born and raised in East Los Angeles. He founded Feathered Serpent Brewery after visiting a few small breweries on a Saturday afternoon in 2017. During his visit Aurelio had a vision of what his brewery would look like if he had one. He pictured Mexican murals and art on the walls and maybe some Mexican inspired beers. Not knowing anything on how to brew beer or open a brewery he began to research both and started to Homebrew and sold his house to fund the project and opened Feathered Serpent Brewery in July 2019. After being in business for over 2 years in a industrial location he is excited to bring Feathered Serpent Brewery to a downtown store front.

Tania Ramirez
Cofounder

  Tania Ramirez is from Upland California and works for a finance company in Rancho Cucamonga. With over 12 years' experience in real estate, Tania was able to help Aurelio sell his home to fund the brewery. She was also able to help secure a lease for the brewery. Tania handles the financials of the business while Aurelio takes care of brewery operations. She raised three boys on her own and they are all currently in college.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build-Out $46,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $744,922 $782,168 $821,276 $862,340 $905,457
Cost of Goods Sold $72,582 $73,308 $74,041 $74,781 $75,529
Gross Profit $672,340 $708,860 $747,235 $787,559 $829,928

EXPENSES

Labor Costs $129,884 $131,183 $132,494 $133,819 $135,158
Fixed Costs $84,000 $84,840 $85,688 $86,545 $87,411
Salary $30,000 $30,300 $30,603 $30,909 $31,218
Operating Profit $428,456 $462,537 $498,450 $536,286 $576,141
This information is provided by Feathered Serpent Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends June 2nd, 2023
Summary of Terms

Legal Business Name Feathered Serpent Brewery, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 2%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2028
Financial Condition

Financial liquidity

Feathered Serpent Brewery has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Feathered Serpent Brewery expects its liquidity position to increase upon raising capital on Mainvest and deploying the capital to grow the business.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Feathered Serpent Brewery's fundraising. However, Feathered Serpent Brewery may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Feathered Serpent Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Feathered Serpent Brewery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Feathered Serpent Brewery's core business or the inability to compete successfully against the with other competitors could negatively affect Feathered Serpent Brewery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Feathered Serpent Brewery's management or vote on and/or influence any managerial decisions regarding Feathered Serpent Brewery. Furthermore, if the founders or other key personnel of Feathered Serpent Brewery were to leave Feathered Serpent Brewery or become unable to work, Feathered Serpent Brewery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Feathered Serpent Brewery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Feathered Serpent Brewery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Feathered Serpent Brewery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Feathered Serpent Brewery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Feathered Serpent Brewery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Feathered Serpent Brewery's financial performance or ability to continue to operate. In the event Feathered Serpent Brewery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Feathered Serpent Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Feathered Serpent Brewery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Feathered Serpent Brewery is allowed to stop providing annual information in certain circumstances.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Feathered Serpent Brewery's management will coincide: you both want Feathered Serpent Brewery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Feathered Serpent Brewery to act conservative to make sure they are best equipped to repay the Note obligations, while Feathered Serpent Brewery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Feathered Serpent Brewery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Feathered Serpent Brewery or management), which is responsible for monitoring Feathered Serpent Brewery's compliance with the law. Feathered Serpent Brewery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Feathered Serpent Brewery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Feathered Serpent Brewery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Feathered Serpent Brewery, and the revenue of Feathered Serpent Brewery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Feathered Serpent Brewery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Feathered Serpent Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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